March 21, 2005


Mail Stop 0407


Curtis S. Shaw, Esq.
Executive Vice President, General Counsel, and Secretary
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

RE:	Charter Communications, Inc.
	Amendment No. 2 to Registration Statement on Form S-1
	File No. 333-121136
	Filed March 10, 2005

Dear Mr. Shaw:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Amendment No. 2 to Form S-1 (333-121136)

1. We note your response to our prior comment #1. In particular, we note that some of the "Equity Investors" who will purchase the Class
A shares in the current offering will be the 5.875% note holders. We further note some of these 5.875% note holders may purchase the Class
A shares in order to close out short positions that were created prior to the effectiveness of the Form S-1. Supplementally, please provide a reasonably-detailed analysis explaining why the use of registered Class A shares to "close out" short positions created prior to effectiveness should not be viewed as an improper pre-effective sale of such shares. In this regard, please refer to our position as articulated in the July 1997 Telephone Interpretation #A.65.

In addition, please provide us with a reasonably-detailed analysis explaining why the Class A shares covered by the Form S-1 should not be viewed as having been offered to the 5.875% note holders at the time of the Rule 144A offering, i.e. prior to the filing of the Form
S-1, with Citigroup acting as an underwriter. In this regard, we note that the availability of registered Class A shares to the 5.875%
note holders was necessary in order to sell the 5.875% notes at favorable terms. We also note that some of the 5.875% note holders may purchase the registered Class A shares to close out their hedged positions. To facilitate our review, please provide us with copies of the offering memorandum, along with any other relevant sales materials, used in connection with the Rule 144A offering of the 5.875% notes.

Finally, please provide us with a reasonably-detailed analysis explaining why the negotiation and execution of the share lending agreement should not be viewed as a pre-filing offer of Class A shares to Citigroup.

2. Please provide us with a reasonably-detailed analysis explaining why the Rule 144A offering of 5.875% notes should not be integrated with the current registered offering of Class A shares for purposes of Section 5 of the Securities Act. Your analysis should explain why the offerings should not be integrated despite the following points:

* the availability of registered Class A shares was crucial to Charter`s ability to sell the 5.875% notes;

* both the Rule 144A offering and the current registered offering of
Class A shares appear to be part of the same plan of financing and serve the same general purpose; and

* at least some of the 5.875% note holders will be purchasers in the current registered offering of Class A shares.

3. We note from your response letter, dated January 31, 2005, that Charter`s transaction is not being made in reliance on the October 9,
2003 Goldman Sachs interpretative letter. Please provide us with a reasonably-detailed analysis explaining why the Rule 144A offering of
5.875% notes, the current registered offering of Class A shares, and the dynamic hedging activities by the 5.875% note holders should not be integrated for purposes of Section 5 of the Securities Act. Identify the exemption from Securities Act registration that will cover the dynamic hedging activities. In this regard, please note that our position in the Goldman Sachs interpretative letter regarding the availability of a Securities Act exemption for dynamic hedging is based on the premise that the issuer (or its agent) would have no economic interest or significant participation in the dynamic hedging. Your analysis should explain how Charter`s and Citigroup`s roles in facilitating the dynamic hedging by the 5.875% note holders are consistent with this position.

4. We note that the Equity Investors who lend shares to Citigroup will receive a "standard lending fee." Supplementally, please indicate the expected amount of this fee and explain who will pay such fee to the Equity Investors.

5. Based on your supplemental responses regarding Citigroup`s obligation to borrow and sell the registered shares, it appears that the underwriting arrangement for Charter`s offering is functionally similar to that of a best-efforts offering. If so, please revise the cover page to briefly describe the nature of Citigroup`s underwriting arrangement, as required by Item 501(b)(8)(ii) of Regulation S-K.

6. We have received your responses to our comments in our letter dated February 28, 2005. We have passed along these responses to the
Commission`s Office of the Chief Accountant, and we are still considering your responses. We expect to provide you with further comments shortly.

Risk Factors, page 9

	The market price of our Class A common stock..., page 24

7. We note from the disclosure on page 14 that an additional $85 million worth of Class A common stock may be issued in the form of stock or warrants as part of the settlement of certain Delaware class actions and derivative suits. We further note that the number of shares issued will be determined by formulas set forth in the settlement agreements. Please briefly describe how the formulas will work and whether the shares can be freely resold into the public market. Describe any relevant risks faced by investors as a result of the issuances contemplated by the settlement agreements.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kathleen Kerrigan at (202) 942-1944 or
Carlos
Pacho at (202) 942-1876 if you have questions regarding comments on the financial statements and related matters. Please contact Ted
Yu
at (202) 824-5684 or me at (202) 942-1990 with any other
questions.


Sincerely,




Larry Spirgel
Assistant Director



Cc:	Kevin L. Finch, Esq.
	Irell & Manella LLP

??

??

??

??

Charter Communications, Inc.
Page 1 of 4